SA TELECOMMUNICATIONS, INC.
                      1600 PROMENADE CENTER
                           15TH FLOOR
                    RICHARDSON, TEXAS  75080
                         (972) 690-5888

                        October 31, 1997

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

          RE:  Request for Withdrawal

Ladies and Gentlemen:

     Reference is made to the following Registration Statements filed by SA Telecommunications, Inc. (the "Issuer") and declared effective by the Securities and Exchange Commission (the
"Commission") on the dates indicated:

         Registration Statement
       --------------------------
       Form Type       Reg. No.           Effective Date
       ---------     ------------       -----------------
          S-3          33-64271          January 3, 1996
          S-2         333-17547         February 11, 1997


     Application is hereby made by the Issuer to the Commission to withdraw the Registration Statements, together with the exhibits and amendments thereto, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the "Act") and to deregister the unsold securities identified thereon. The Registration Statements relate to shares of the Issuer's Common Stock and 10% Convertible Notes due 2006 which are being offered on a continuous basis pursuant to Rule 415 under the Act by certain securityholders of the Issuer.

     This Request for Withdrawal has been occasioned by, among other things, the Issuer's recent conclusion after discussions with the Commission that it no longer meets the eligibility requirements for use of Forms S-2 and S-3.

     Please forward a copy of the Order Withdrawing the Registration Statements to the undersigned via facsimile at (972)
889-1543. To the extent you have any questions concerning this application, do not hesitate to contact the undersigned at (972)
301-6453 or J. David Washburn at (214) 761-4309.


                              Very truly yours,

                              /s/ LYNN H. JOHNSON

                              Lynn H. Johnson
                              Senior Vice President-Legal and
                              General Counsel



cc:  J. David Washburn, Esq.
     Arter & Hadden